                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   28 May 2003


                               PREMIER FARNELL PLC


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                              ---                       ---

         If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PREMIER FARNELL PLC
                                                    (Registrant)

        Date:   May 28, 2003                   By: Steven John Webb
                                                   ----------------
                                                  Steven John Webb
                                                  Group Company Secretary and
                                                  General Counsel

PREMIER FARNELL PLC                                              28th May 2003


 RESULTS FOR THE FIRST QUARTER TO 4TH MAY 2003 FOR THE FINANCIAL YEAR ENDING ON
                               1ST FEBRUARY 2004.

KEY FINANCIALS
------------------------------------ ------------------ ------------------ ------------------ -------------------
                                     1ST QTR            1ST QTR            1ST QTR            1ST QTR
                                     2003/4             2002/3             2003/4             2002/3
                                     (POUND)M           (POUND)M           $M                 $M
                                                                           (pound)1=$1.58)    ((pound)1= $1.44)
------------------------------------ ------------------ ------------------ ------------------ -------------------
Sales                                201.8              204.3              318.8              294.2
------------------------------------ ------------------ ------------------ ------------------ -------------------
Operating profit                     16.3               21.7               25.8               31.3

Adjusted operating profit*           19.4               22.4               30.7               32.3
------------------------------------ ------------------ ------------------ ------------------ -------------------
Profit before taxation               12.4               17.8               19.6               25.7

Profit before taxation and           13.1               18.5               20.7               26.7
goodwill amortisation
------------------------------------ ------------------ ------------------ ------------------ -------------------
Earnings per share                   1.9P               2.1p               $0.030             $0.030

Adjusted earnings per share*         2.5P               2.4p               $0.040             $0.035
------------------------------------ ------------------ ------------------ ------------------ -------------------

* BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS


                            FIRST QUARTER HIGHLIGHTS

-    GROUP SALES PER DAY** UP 3.3% OVER FIRST QUARTER LAST YEAR

- UK SALES PER DAY** UP 11% INCLUDING BUCKHICKMAN INONE SALES** UP 26% COMPARED TO THE FIRST QUARTER LAST YEAR

- ECOMMERCE SALES** UP 35% COMPARED TO THE FIRST QUARTER LAST YEAR AND SALES** TO US GOVERNMENT UP 15%

-    BENEFITS OF SIEBEL SOFTWARE ALREADY EVIDENT

- FIRST QUARTER IMPACTED BY ONE-OFF COSTS OF REBRANDING ((POUND)2.4MILLION), DEPRECIATION OF FRONT OFFICE SOFTWARE ((POUND)1.1MILLION) AND TIMING AND PROFILE OF MARKETING AND PROMOTIONAL ACTIVITY

"WE ARE MANAGING THE BUSINESS ON THE BASIS OF LITTLE IMPROVEMENT IN MARKETS FOR THE REST OF THE YEAR, BUT WE WILL CONTINUE TO WORK TO WIN MARKET SHARE. THE FURTHER SALES PROGRESS WE HAVE ALREADY MADE IN DIFFICULT CONDITIONS IS EVIDENCE OF THIS. MARKET SHARE GAINS WERE ESPECIALLY STRONG IN THE UK, ASSISTED BY RECENT CONTRACTS WINS, AND SALES THROUGH ECOMMERCE AND EPROCUREMENT PARTNERSHIPS HAVE SHOWN GROWTH IN MANY COUNTRIES.

"THE REBRANDING OF SOME OF OUR BUSINESSES IN THE MARKETING AND DISTRIBUTION DIVISION, ANNOUNCED IN FEBRUARY THIS YEAR, HAS BEEN SUCCESSFULLY LAUNCHED. CUSTOMERS AND SUPPLIERS INCREASINGLY RECOGNISE THAT INONE BUSINESSES ARE PART OF A GLOBAL GROUP WITH SHARED CAPABILITIES AND CONSISTENTLY HIGH LEVELS OF SERVICE."


JOHN HIRST, GROUP CHIEF EXECUTIVE

** COMPARISON OF SALES FOR SPECIFIC PERIODS IS AFFECTED BY THREE VARIABLES:
1. CHANGES IN EXCHANGE RATES USED TO TRANSLATE THE OVERSEAS SALES IN DIFFERENT CURRENCIES INTO STERLING
2. DIFFERENCES IN THE NUMBER OF WORKING DAYS
3. DISPOSAL OR ACQUISITION OF BUSINESSES
TO ELIMINATE THE IMPACT OF THESE VARIABLES AND GIVE AN ACCURATE COMPARISON, THE PERCENTAGE CHANGE IN SALES PER DAY IS USED THROUGHOUT THIS STATEMENT FOR CONTINUING BUSINESSES AT CONSTANT EXCHANGE RATES.


For further information, contact:

PREMIER FARNELL PLC

----------------------------------------------------- -----------------------------
John Hirst, Group CEO                                 +44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director                 +44 (0) 20 7851 4100
Nicholas Ross, Group Director, Communications         +44 (0) 20 7851 4100

----------------------------------------------------- -----------------------------
Andrew Lorenz                                         +44  (0) 20 7269 7291
at Financial Dynamics (UK)

----------------------------------------------------- -----------------------------
Andrew Saunders                                       + 1   212 889 4350
at Taylor Rafferty (NA)
----------------------------------------------------- -----------------------------

The Company's announcements are published on the Internet at WWW.PREMIERFARNELL.COM, together with business information, the 2003 Annual Report and Accounts and links to all other Group websites.

Group interim results are expected to be published in the week beginning 8th September 2003.

A conference call with John Hirst and Andrew Fisher will take place at 4pm UK time. To obtain dial-in details please call Andrew Lorenz (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty at the above numbers.

PREMIER FARNELL PLC

      CHAIRMAN'S STATEMENT ON FIRST QUARTER RESULTS FOR THE 13 WEEKS ENDED
                                  4TH MAY 2003

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the first quarter period ended 4th May 2003.

NOTE
COMPARISON OF SALES FOR SPECIFIC PERIODS IS AFFECTED BY THREE VARIABLES:
1. CHANGES IN EXCHANGE RATES USED TO TRANSLATE THE OVERSEAS SALES IN DIFFERENT CURRENCIES INTO STERLING
2.  DIFFERENCES IN THE NUMBER OF WORKING DAYS
3.  DISPOSAL OR ACQUISITION OF BUSINESSES
TO ELIMINATE THE IMPACT OF THESE VARIABLES AND GIVE AN ACCURATE COMPARISON, THE PERCENTAGE CHANGE IN SALES PER DAY IS USED THROUGHOUT THIS STATEMENT FOR CONTINUING BUSINESSES AT CONSTANT EXCHANGE RATES.

Financial Results

-   GROUP SALES

Group sales for the first quarter were (pound)201.8million (2002/3:
(pound)204.3million). Sales per day in the first quarter wERE UP 3.3% compared to the same period last year for continuing businesses at constant exchange rates. This increase reflects strong growth in the UK, in particular, where sales per day increased 11.2%. Group first quarter sales per day were ahead 5.1% against the fourth quarter last year.

-   MARGINS, OPERATING PROFIT AND FOREIGN EXCHANGE EFFECTS

Despite the impact of the start up of two major contracts in the UK and customer promotional actions in North America, the gross margin for the Group was 40.1% (2002/3: 40.9%). Group operating profit in the first quarter, before the (pound)2.4million one-off costs OF rebranding and (pound)0.7million of goodwill amortisation, was (pound)19.4million (2002/3: (pound)22.4million before goodwill amortisatiON OF (pound)0.7million). The reduction is due primarily to lower gross margin and additional depreciation following implementation of the SieBEL customer relationship management (CRM) software in the UK and North America.

The operating margin was 8.1% (2002/3: 10.6%) and the operating margin, before goodwill amortisation and the one-off rebranding costs, was 9.6% (2002/3:
11.0%).

Weakness of the US dollar against sterling in the quarter resulted in an adverse currency translation impact on sales of (pound)8.4milliON, offset by a favourable euro effect of (pound)3.3million, resulting in a net adverse impact on sales of (pound)5.1million. The net effect OF THE weak dollar and strong euro against sterling resulted in a beneficial impact on profit before tax of (pound)0.2million. Net interest payable in the quarter was (pound)3.9million, the same as last year, and was covered 4.4 times by profit before interest and goodwill amortisation.

-   PROFIT BEFORE TAXATION

Profit before taxation was(pound)12.4million (2002/3:(pound)17.8million), and profit before taxation and goodwill amortisation was (pound)13.1million (2002/3:(pound)18.5million), after charging the(pound)2.4million one-off costs of rebranding.

-   EARNINGS PER SHARE

Earnings per share were 1.9p (2002/3: 2.1p). Adjusted earnings per share, before rebranding costs and amortisation of goodwill, were 2.5p, up from 2.4p in the first quarter last year, mainly due to the capital restructuring carried out last year and the consequent reduction in the preference dividend to (pound)1.7million from (pound)6.5million in the first quarter last year.

-   BALANCE SHEET AND CASH FLOW

Net debt amounted to (pound)208.4million, similar to the end of January 2003. Operating cash flow was 84% of operating profit before goodwill amortisation. Working capital increased by (pound)5.7million during the quarter with investment in inventory to enhance the product ranges in the Americas and Europe.

During the quarter, the Company acquired 197,000 Preference Shares in the market for cancellation, at a cost of (pound)2.3million. The number of Preference Shares in issue at the end of the quarter was 7.6million.

Operations

MARKET OVERVIEW

Market conditions remained challenging in almost all geographies in which the Group operates. Although the expected seasonal improvement was observed in the first quarter, it was muted and affected by the uncertainty created by events in the Middle East.

The market in North America continued flat, while industrial economic conditions in the UK and mainland Europe were weaker than last year. In Asia, where the electronics industry has been more buoyant recently, the market was erratic, affected by the outbreak of SARS. Despite these effects, the Group achieved sales growth of 3.3% over the first quarter last year.

MARKETING AND DISTRIBUTION DIVISION (MDD) - OVERVIEW

The Marketing and Distribution Division comprises Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company and CPC.

                                       ----------------------------- ------------------------------
                                              1ST QTR 2003/4                1ST QTR 2002/3
                                              (POUND)M                      (POUND)M
-------------------------------------- ----------------------------- ------------------------------
Sales                                             176.5                          176.6
-------------------------------------- ----------------------------- ------------------------------
Operating profit                                   14.7                          19.7
Adjusted operating profit *                        17.8                          20.4
-------------------------------------- ----------------------------- ------------------------------
Return on sales %                                  8.3                           11.2
Adjusted return on sales %*                        10.1                          11.6
-------------------------------------- ----------------------------- ------------------------------

*BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS

Divisional sales increased 2.9% in the first quarter compared to last year (after taking into account exchange rate movements), and were up 5.0% against the fourth quarter last year. Operating profit was (pound)17.8million, before goodwill amortisation of (pound)0.7mILLION and the one-off rebranding costs of (pound)2.4million taken in the first quarter. The reduction is primarily due to slightly lower gross margins and additional depreciation of (pound)1.1million, following deployment of the new front office software.

The strong sales result reflects product range expansion, eCommerce sales momentum and major customer wins, supported by eProcurement and vendor managed inventory services. Siebel customer relationship management (CRM) software was implemented at Farnell InOne in the UK in November 2002, and across Newark InOne's 46 sales branches and two call centres in March 2003. The CRM software is already providing a better understanding of the spending patterns of customers of all sizes, enabling targeted promotion of products and services to fulfill their needs and showing benefits in the management of marketing campaigns, quotations and telesales.

The rebranding announced in February this year has been completed in all countries. There has been a very positive response from employees and evidence that customers and suppliers now more readily associate the InOne businesses with a large global group with significant reach and high service levels.

-   THE AMERICAS

                                         ----------------------------- --------------------------
                                                1ST QTR 2003/4              1ST QTR 2002/3
                                                (POUND)M                    (POUND)M
---------------------------------------- ----------------------------- --------------------------
Sales                                                77.3                        87.2
---------------------------------------- ----------------------------- --------------------------
Operating profit                                     6.4                          9.7
Adjusted operating profit*                           7.6                          9.7
---------------------------------------- ----------------------------- --------------------------
Return on sales %                                    8.3                         11.1
Adjusted return on sales % *                         9.8                         11.1
---------------------------------------- ----------------------------- --------------------------

*BEFORE REBRANDING COSTS

In the Americas, sales in the first quarter were 3.2% below the relatively strong first quarter last year (after taking into account exchange rate movements), which benefited from what proved to be a short-lived improvement in demand for electronic components. Sales increased 1.6% compared with the fourth quarter. The adverse effect on sales of the weaker dollar was (pound)7.1million. The return on sales was lower in the quarter due to the combined effect of reduced sales, depreciation on the Siebel CRM software and increased marketing and promotional activity. The adverse effect on operating profit of the weaker dollar was (pound)0.5million.

At Newark InOne, the introduction of a much wider range of passive components in March this year has already generated additional sales, especially to larger customers, and a major expansion of the semiconductor range was implemented in May. The marketing initiative to manage more customers' stockrooms has continued and sales to customers adopting eProcurement solutions were strong. The "Not in Catalogue" (NIC) service was enhanced and added to the Newark website, helping customers efficiently find products not usually stocked, and enabling them to order on line. Programmes, such as these, encourage closer relationships with large and small customers and with both senior procurement management and design and maintenance engineers.

In Brazil and Mexico, sales continued to increase in difficult market conditions and targeted customers began to purchase more regularly. For MCM, an InOne company, sales were 3.3% below the first quarter last year. MCM achieved some success by focusing on new market segments and value added services.

-   EUROPE AND ASIA PACIFIC

                                       ----------------------------- ---------------------------
                                              1ST QTR 2003/4               1ST QTR 2002/3
                                              (POUND)M                     (POUND)M
-------------------------------------- ----------------------------- ---------------------------
Sales                                              99.2                         89.4
-------------------------------------- ----------------------------- ---------------------------
Operating profit                                   8.3                          10.0
Adjusted operating profit *                        10.2                         10.7
-------------------------------------- ----------------------------- ---------------------------
Return on sales %                                  8.4                          11.2
Adjusted return on sales %*                        10.3                         12.0
-------------------------------------- ----------------------------- ---------------------------

*BEFORE GOODWILL AMORTISATION AND REBRANDING COSTS

Sales in Europe and Asia Pacific in the first quarter were up 8.4% (after taking into account exchange rate movements) compared to the same period last year and 7.9% ahead of the fourth quarter last year. The beneficial effect on sales of the stronger euro was (pound)2.5million. The adjusted operating profit was slightly below last year, while the return on sales reduced, due largely to the additional depreciation for the new front office software and investment in business expansion, including the new warehouse in Liege. The beneficial effect on operating profit of the stronger euro was (pound)0.6million.

In the UK, sales increased 11.2% in the first quarter compared to last year and were 8.1% ahead of the fourth quarter of 2002/3. At Farnell InOne, first quarter sales were 2.4% below last year, but 7.0% over the previous quarter. BuckHickman InOne continued its recent good performance, with sales up 26.4% compared to the first quarter last year, and 14.5% above the fourth quarter last year, including the benefit of the two major contracts recently secured. The health and safety segment, in particular, showed excellent growth with sales more than 48% above the first quarter last year. CPC again continued to make progress with first quarter sales 9.9% ahead of last year.

Most mainland European markets remained weak, particularly in comparison to the same period in 2002. Sales in the first quarter, however, were up 1.3% over the same period last year and 6.5% above the fourth quarter last year. In Germany and Austria, sales in the first quarter increased by 4.5% over the same period last year, due to continuing focus on key customers, an extended product range in the new catalogue and good performance in targeted market segments.

In Australia, where the market was quiet, first quarter sales were 4.9% ahead of the same period last year and 16.4% above the fourth quarter, supported by progress with major customers and value added services. In Asia, sales increased by 14.7% over last year through concentration on sectors with growth opportunities. In this market, which includes the operations of many North American electronics manufacturing groups, the rebranding of the local businesses to Farnell Newark InOne provides the ideal platform to enhance availability of the extensive range of Newark products.

-   FOCUS ON MAJOR CUSTOMERS CONTINUES

The major contracts announced with Vauxhall in October 2002 and Rolls-Royce in March 2003, continued to make good progress. Two further smaller contracts have been won in the UK and improved sales were recorded in most countries in the first quarter, as relationships developed. In Germany, sales increased, particularly with Daimler Chrysler, where some 1,200 engineers are able to purchase from Farnell InOne through Covisint, the automotive industry's eProcurement portal.

In the Americas, sales to national account customers in the first quarter were slightly below last year, reflecting uncertainty created by recent world events. However, sales to the US government increased 15% over the same period last year, despite the delayed budget release. Four new major accounts were added in the first quarter, including Boeing and Rockwell Automation.

-   CONTINUED GROWTH IN ECOMMERCE SALES

Sales per day through eCommerce channels again increased with revenues up 35% compared to the first quarter last year. Website sales per day in Europe and Asia Pacific, mainly to small and medium sized customers, rose by 109%, with significant increases in the UK, Germany and Spain, in particular. Further major enhancements to the Group's websites will be introduced over the rest of this year.

Sales to eProcurement partners continued to grow in the first quarter with the Americas up 29% and Europe and Asia Pacific up substantially, from a low base last year. New partnership agreements were signed with a number of organisations including Whirlpool and Southwest Airlines in North America and General Electric
(UK) and Kimberly-Clarke in Europe.

INDUSTRIAL PRODUCTS DIVISION

                                        ----------------------------- --------------------------------
                                               1ST QTR 2003/4                 1ST QTR 2002/3
                                               (POUND)M                       (POUND)M
--------------------------------------- ----------------------------- --------------------------------
Sales:
Continuing  businesses                              25.3                           24.4
Businesses sold                                      -                              3.3
                                                    ----                           ----
Total                                               25.3                           27.7
--------------------------------------- ----------------------------- --------------------------------
Operating Profit                                    3.6                             3.9
--------------------------------------- ----------------------------- --------------------------------
Return on sales %                                   14.2                           14.1
--------------------------------------- ----------------------------- --------------------------------

The Industrial Products Division achieved sales in the first quarter of (pound)25.3million, up 6.1% on last year (for continuing businesSES and after taking into account exchange rate movements). Despite difficult markets for all businesses, the performance was robust and the operating margin maintained.

-   AKRON BRASS

Akron Brass increased sales 7.8% in the first quarter over last year. The original equipment market was firm and success was achieved in both the industrial and international markets. New product sales continued to be ahead of expectations.

-   TPC WIRE AND CABLE

TPC Wire and Cable's sales increased 9.3% over the first quarter last year in a tight automotive market. Sales focus on Mexico and Canada, targeted industrial segments and new product introductions enabled the company to make good progress.

-   KENT

Kent operates across Europe where economic conditions remained difficult but, despite this, sales increased by 2.2% over the first quarter last year. The Kent range of products was recommended for use by two major car manufacturers in France and sales of a new product range exceeded expectations, particularly, in France and Spain. Sales force productivity continued to improve following the change in remuneration structure last year.

OUTLOOK

World economic prospects remain clouded with no new sustained trends in either our North American or European markets. Good sales growth in Europe and Asia was achieved, despite low activity in the electronics market, by concentrating on further improving services to customers.

The Group continues to manage its business on the basis of little improvement in markets for the rest of this year. It will pursue its strategy to develop and enhance its range of products and services to build relationships and satisfy the needs of large and small customers. When markets return to a healthier level, the Group should make significant progress.


SIR MALCOLM BATES
Chairman
28th May 2003

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economy

Consolidated Profit and Loss Account

For the 13 weeks ended 4th May 2003

                                                                2003/4      2002/3    2002/3       2003/4      2002/3    2002/3
                                                                 First       First      Full        First       First      Full
                                                               quarter     quarter      year      quarter     quarter      year
                                                             unaudited   unaudited   audited    unaudited   unaudited   audited
                                                   Notes      (pound)m    (pound)m  (pound)m           $m          $m        $m
                                                            --------------------------------- ----------------------------------
Turnover                                             1           201.8       204.3     759.0        318.8       294.2   1,161.3
                                                            ================================== =================================
Operating profit
                                                            --------------------------------- ----------------------------------
- before rebranding costs and amortisation of                     19.4        22.4      82.9         30.7        32.3     126.9
  goodwill
- rebranding costs                                   2           (2.4)           -         -        (3.8)           -         -
- amortisation of goodwill                                       (0.7)       (0.7)     (2.6)        (1.1)       (1.0)     (4.0)
                                                            --------------------------------- ----------------------------------
Total operating profit                               1            16.3        21.7      80.3         25.8        31.3     122.9
Loss on disposal of businesses                                       -           -     (4.8)            -           -     (7.4)
Net interest payable                                             (3.9)       (3.9)    (15.7)        (6.2)       (5.6)    (24.0)
                                                            --------------------------------- ----------------------------------
Profit before taxation                                            12.4        17.8      59.8         19.6        25.7      91.5
Taxation                                             3           (4.0)       (5.6)    (18.2)        (6.3)       (8.1)    (27.9)
                                                            --------------------------------- ----------------------------------
Profit after taxation                                              8.4        12.2      41.6         13.3        17.6      63.6
Preference dividends (non-equity)                                (1.7)       (6.5)    (10.8)        (2.7)       (9.4)    (16.5)
                                                            --------------------------------- ----------------------------------
Profit attributable to ordinary shareholders                       6.7         5.7      30.8         10.6         8.2      47.1
Ordinary dividends (equity)                                          -           -    (32.6)            -           -    (49.9)
                                                            --------------------------------- ----------------------------------
Retained profit/(loss)                                             6.7         5.7     (1.8)         10.6         8.2     (2.8)
                                                            ================================= ==================================


Earnings per share                                   4
  Basic                                                           1.9p        2.1p      9.3p       $0.030      $0.030    $0.142
  Diluted                                                         1.8p        2.1p      9.3p       $0.028      $0.030    $0.142

Earnings per share before rebranding costs,
amortisation of goodwill and disposals               4
  Basic                                                           2.5p        2.4p     11.2p       $0.040      $0.035    $0.171
  Diluted                                                         2.5p        2.3p     11.2p       $0.040      $0.033    $0.171

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the 13 weeks of 1.58 (2002/3: first quarter 1.44 and full year 1.53).

Statement of Total Recognised Gains and Losses

For the 13 weeks ended 4th May 2003

                                                                2003/4           2002/3            2002/3
                                                                 First            First              Full
                                                               quarter          quarter              year
                                                             unaudited        unaudited           audited
                                                              (pound)m         (pound)m          (pound)m
                                                            ----------------------------------------------

Profit after taxation                                              8.4             12.2              41.6
Currency translation adjustments                                   5.2            (0.2)             (0.3)
                                                            ----------------------------------------------
Total recognised gains for the period                             13.6             12.0              41.3
                                                            ----------------------------------------------

Consolidated Balance Sheet

As at 4th May 2003

                                                        4th May    5th May  2nd February    4th May    5th May  2nd February
                                                           2003       2002        2003         2003       2002          2003
                                                      unaudited  unaudited     audited    unaudited  unaudited       audited
                                           Notes       (pound)m   (pound)m    (pound)m           $m         $m            $m
                                                     ----------------------------------  ------------------------------------
Fixed Assets
   Intangible assets                                       47.8       50.4        48.5         76.5       74.1          79.5
   Tangible assets                                        113.4      112.5       112.9        181.4      165.4         185.2

   Interests in own shares                                  0.1        0.4         0.2          0.2        0.6           0.3
                                                     ----------------------------------  ------------------------------------
                                                          161.3      163.3       161.6        258.1      240.1         265.0
                                                     ----------------------------------  ------------------------------------
Current Assets
   Stocks                                                 160.3      149.2       147.8        256.5      219.3         242.4
   Debtors - due within one year                          130.6      136.9       121.8        208.9      201.2         199.8
   Debtors - due after more than one year                  85.7       85.1        82.2        137.1      125.1         134.8
   Cash at bank and in hand                                30.1       35.0        29.6         48.2       51.5          48.5
                                                     ----------------------------------  ------------------------------------
                                                          406.7      406.2       381.4        650.7      597.1         625.5
                                                     ----------------------------------  ------------------------------------
Creditors - due within one year
   Loans and overdrafts                                  (97.4)     (20.3)      (97.3)      (155.8)     (29.8)       (159.6)
   Other                                                (172.0)    (166.6)     (157.4)      (275.2)    (245.0)       (258.1)
                                                     ----------------------------------  ------------------------------------
                                                        (269.4)    (186.9)     (254.7)      (431.0)    (274.8)       (417.7)
                                                     ----------------------------------  ------------------------------------
Net current assets                                        137.3      219.3       126.7        219.7      322.3         207.8
                                                     ----------------------------------  ------------------------------------

Total assets less current liabilities                     298.6      382.6       288.3        477.8      562.4         472.8
Creditors - due after more than one year
   Loans                                                (141.1)    (222.3)     (141.5)      (225.8)    (326.8)       (232.1)

Provisions for liabilities and charges       5           (44.4)     (42.8)      (43.3)       (71.0)     (62.9)        (71.0)
                                                     ----------------------------------  ------------------------------------
Net assets                                                113.1      117.5       103.5        181.0      172.7         169.7
                                                     ==================================  ====================================

Equity shareholders' funds                               (10.9)    (354.2)      (23.2)       (17.4)    (520.7)        (38.1)
Non-equity shareholders' funds                            124.0      471.7       126.7        198.4      693.4         207.8
                                                     ----------------------------------  ------------------------------------
Total shareholders' funds                                 113.1      117.5       103.5        181.0      172.7         169.7
                                                     ==================================  ====================================

The translation of sterling into US dollars has been presented for convenience purposes only using the period-end exchange rate of 1.60 (5th May 2002: 1.47, 2nd February 2003: 1.64).

Movement in Shareholders' Funds

For the 13 weeks ended 4th May 2003

                                                         2003/4          2002/3           2002/3
                                                          First           First             Full
                                                        quarter         quarter             year
                                                      unaudited       unaudited          audited
                                                       (pound)m        (pound)m         (pound)m
                                                     --------------------------------------------
Profit after taxation                                       8.4            12.2             41.6
Dividends
   preference                                             (1.7)           (6.5)           (10.8)
   ordinary                                                   -               -           (32.6)
                                                     --------------------------------------------
                                                            6.7             5.7            (1.8)
New share capital subscribed                                  -             0.5              0.7
Purchase of own preference shares                         (2.3)               -            (8.3)
Preference share conversion costs                             -               -            (0.9)
Goodwill reinstated on disposal of                            -               -              2.6
businesses
Currency translation adjustment                             5.2           (0.2)            (0.3)
                                                     --------------------------------------------
Net change in shareholders' funds                           9.6             6.0            (8.0)
Opening shareholders' funds                               103.5           111.5            111.5
                                                     --------------------------------------------
Closing shareholders' funds                               113.1           117.5            103.5
                                                     ============================================

Summarised Consolidated Cash Flow Statement

For the 13 weeks ended 4th May 2003

                                                    2003/4        2002/3       2002/3        2003/4        2002/3      2002/3
                                                     First         First         Full         First         First        Full
                                                   quarter       quarter         year       quarter       quarter        year
                                                 unaudited     unaudited      audited     unaudited     unaudited     audited
                                                  (pound)m      (pound)m     (pound)m            $m            $m          $m
                                              ---------------------------------------- ---------------------------------------

Operating profit                                      16.3          21.7         80.3          25.8          31.3       122.9
Depreciation and non-cash items                        3.7           3.0         11.6           5.8           4.3        17.7
Working capital                                      (5.7)           1.7          0.1         (9.0)           2.4         0.2
                                              ---------------------------------------- ---------------------------------------
Net cash inflow from operating
   activities                                         14.3          26.4         92.0          22.6          38.0       140.8

Net interest payable                                 (0.4)         (0.1)       (15.8)         (0.6)         (0.1)      (24.2)
Preference dividends                                     -             -       (10.8)             -             -      (16.5)
Taxation paid                                        (4.2)         (2.2)       (12.7)         (6.7)         (3.2)      (19.4)
Purchase of tangible fixed assets                    (4.6)         (4.7)       (24.9)         (7.3)         (6.8)      (38.1)
Sale of tangible fixed assets                          1.1           0.1          1.7           1.7           0.1         2.6
Disposal of businesses (net of costs)                    -         (0.3)          3.3             -         (0.4)         5.0
Ordinary dividends paid                                  -             -       (28.1)             -             -      (43.0)
                                              ---------------------------------------- ---------------------------------------
Cash inflow before use of liquid
   resources and financing                             6.2          19.2          4.7           9.7          27.6         7.2

Issue of ordinary shares                                 -           0.5          0.7             -           0.7         1.1
Purchase of own preference shares                    (2.3)             -        (8.3)         (3.6)             -      (12.7)
Preference share conversion costs                        -             -        (0.9)             -             -       (1.4)
New bank loans                                        42.7             -         29.1          67.5             -        44.5
Repayment of bank loans                             (44.0)        (10.0)       (23.0)        (69.5)        (14.4)      (35.2)

                                              ---------------------------------------- ---------------------------------------
Increase in cash                                       2.6           9.7          2.3           4.1          13.9         3.5
                                              ======================================== =======================================

Reconciliation of net debt
Net debt at beginning of period                    (209.2)       (236.4)      (236.4)
Increase in cash                                       2.6           9.7          2.3
Decrease/(increase) in debt                            1.3          10.0        (6.1)
Exchange movement                                    (3.1)           9.1         31.0
                                              ----------------------------------------
Net debt at end of period                          (208.4)       (207.6)      (209.2)
                                              ========================================

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the 13 weeks of 1.58 (2002/3: first quarter 1.44 and full year 1.53).

Notes

    1 Segment information

                                                      2003/4        2002/3     2002/3        2003/4       2002/3       2002/3
                                                       First         First       Full         First        First         Full
                                                     quarter       quarter       year       quarter      quarter         year
                                                   unaudited     unaudited    audited     unaudited    unaudited      audited
                                                    (pound)m      (pound)m   (pound)m            $m           $m           $m
                                                -------------------------------------- ---------------------------------------
      Turnover
      Marketing and Distribution Division
         Americas                                       77.3          87.2      311.6         122.1        125.6        476.7
         Europe and Asia Pacific                        99.2          89.4      348.6         156.7        128.7        533.4
                                                -------------------------------------- ---------------------------------------
                                                       176.5         176.6      660.2         278.8        254.3      1,010.1
      Industrial Products Division                      25.3          27.7       98.8          40.0         39.9        151.2
                                                -------------------------------------- ---------------------------------------
                                                       201.8         204.3      759.0         318.8        294.2      1,161.3
                                                ====================================== =======================================
      Operating profit
      Marketing and Distribution Division
         Americas
                                                -------------------------------------- ---------------------------------------
         - before rebranding costs                       7.6           9.7       33.0          12.1         14.0         50.5
         - rebranding costs (note 2)                   (1.2)             -          -         (1.9)            -            -
                                                -------------------------------------- ---------------------------------------
                                                         6.4           9.7       33.0          10.2         14.0         50.5
         Europe and Asia Pacific
         - before rebranding costs and          -------------------------------------- ---------------------------------------
             amortisation of goodwill                   10.2          10.7       42.2          16.1         15.4         64.6
         - rebranding costs (note 2)                   (1.2)             -          -         (1.9)            -            -
         - amortisation of goodwill                    (0.7)         (0.7)      (2.6)         (1.1)        (1.0)        (4.0)

                                                -------------------------------------- ---------------------------------------
                                                         8.3          10.0       39.6          13.1         14.4         60.6
                                                -------------------------------------- ---------------------------------------
      Total Marketing and Distribution                  14.7          19.7       72.6          23.3         28.4        111.1
      Division
      Industrial Products Division                       3.6           3.9       15.2           5.7          5.6         23.3
      Head Office costs                                (2.0)         (1.9)      (7.5)         (3.2)        (2.7)       (11.5)
                                                -------------------------------------- ---------------------------------------
                                                        16.3          21.7       80.3          25.8         31.3        122.9
                                                ====================================== =======================================

   The first quarter of 2002/3 includes sales of (pound)3.3m and an operating loss of (pound)0.1m in respect of DA Lubricants, part of the Industrial Products Division, which was sold in June 2002.

2   Rebranding
    On 27th February 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between these businesses. The new trading names are Newark InOne, Farnell InOne, BuckHickman InOne, and MCM, an InOne Company.

    The operating profit of the Marketing and Distribution Division for the quarter ended 4th May 2003, reflects the one-off cost of the rebranding of (pound)2.4m, of which (pound)1.2m relates to the Americas and (pound)1.2m relates to Europe and Asia Pacific.

3   Taxation
    The taxation charge includes provision at an effective rate for the period, excluding goodwill amortisation, of 30.7% (2002/3: 30.5%), being the estimated effective rate of taxation for the year ending 1st February 2004.

4   Earnings per share
    Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

    Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

                                                                                       2003/4          2002/3           2002/3
                                                                                        First           First             Full
                                                                                      quarter         quarter             year
                                                                                    unaudited       unaudited          audited
                                                                                     (pound)m        (pound)m         (pound)m
                                                                               ------------------------------------------------
      Profit attributable to ordinary shareholders                                        6.7             5.7             30.8
      Rebranding costs                                                                    2.4               -                -
      Loss on disposal of businesses                                                        -               -              4.8
      Tax attributable to rebranding/disposal of businesses                             (0.7)               -            (0.9)
      Amortisation of goodwill                                                            0.7             0.7              2.6
                                                                               ------------------------------------------------
      Profit attributable to ordinary shareholders before rebranding costs,
        amortisation of goodwill and disposals                                            9.1             6.4             37.3
                                                                               ================================================


                                                                                       Number          Number           Number
                                                                               ------------------------------------------------
      Weighted average number of shares                                           362,134,230     272,039,332      331,570,659
      Dilutive effect of share options                                                198,262       1,410,705          850,520
                                                                               ------------------------------------------------
      Diluted weighted average number of shares                                   362,332,492     273,450,037      332,421,179
                                                                               ================================================

    Earnings per share before rebranding costs, amortisation of goodwill and loss on disposal of businesses have been disclosed in order to facilitate comparison.

5   Provisions for liabilities and charges
    Provisions for liabilities and charges comprise deferred taxation of(pound)37.5m (5th May 2002:(pound)36.5m, 2nd February 2003:(pouND)36.6M), provision for overseas post-retirement obligations of(pound)5.4m (5th May 2002:(pound)4.8m, 2nd February 2003:(pound)5.2m) and provISION FOR dilapidation costs on leased properties of(pound)1.5m (5th May 2002:(pound)1.5m, 2nd February 2003:(pound)1.5m).

6   Purchase and cancellation of preference shares
    On 19th March 2003 the Company purchased and cancelled a total of 197,000 of its own preference shares at a cost of (pound)2.3m. ThE total number of preference shares in issue on 4th May 2003 was 7.6 million (2nd February 2003: 7.8million).

7   Basis of preparation
    The unaudited consolidated financial information for the 13 weeks ended 4th May 2003 has been prepared applying the accounting policies disclosed in the Group's 2003 Annual Report and Accounts which have been delivered to the Registrar of Companies and which contain an unqualified audit report.

    The principal average exchange rates used to translate the Group's overseas profits were as follows:

                                                                   2003/4       2002/3       2002/3
                                                                    First        First         Full
                                                                  quarter      quarter         year
                                                               -------------------------------------
      US dollar                                                      1.58         1.44         1.53
      Euro                                                           1.45         1.63         1.58
      Australian dollar                                              2.58         2.72         2.78
